UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MPW Industrial Services Group, Inc.

(Name of the Issuer)

Monte R. Black

Noir Acquisition Corp.

MPW Industrial Services Group, Inc.

(Name of Person(s) Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

5534441000

(CUSIP Number of Class of Securities)

Monte R. Black and Noir Acquisition Corp. c/o MPW Industrial Services Group, Inc 9711 Lancaster Road, S.E. Hebron, Ohio 43025	MPW Industrial Services Group, Inc. Attn: Robert Valentine 9711 Lancaster Road, S.E. Hebron, Ohio 43025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Ronald A. Robins, Jr., Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43216	William J. Kelly Porter Wright Morris & Arthur LLP Huntington Center 41 South High Street Columbus, OH 43215

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$11,505,140	$1,231.05

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,231.05

Form or Registration No.:	Schedule 14A – Preliminary Proxy Statement

Filing Party:	MPW Industrial Services Group, Inc.

Date Filed:	June 7, 2006

*	For purposes of calculating the filing fee only, the proposed maximum aggregate transaction valuation is $11,505,140, which is the sum of (a) the product of (i) the 4,403,553 common shares that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $2.55 per share, plus (b) the product of (i) 554,000, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $2.55, multiplied by (ii) the amount by which the per-share merger consideration of $2.55 exceeds the $2.05166 per share weighted average exercise price of such options.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001070 multiplied by the total Transaction Valuation.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by MPW Industrial Services Group, Inc., an Ohio corporation (“MPW”), Noir Acquisition Corp., an Ohio corporation (“Noir Acquisition”) and Monte R. Black. Noir Acquisition was formed by Monte R. Black as an acquisition vehicle to acquire all of the issued and outstanding common shares, no par value, of MPW (the “Common Stock”).

On April 14, 2006, MPW and Noir Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Noir Acquisition will merge into MPW (the “Merger”). Noir Acquisition is owned by Mr. Black and members of his immediate family and trusts maintained for their benefit (the “Black Family”). As a result of the Merger, MPW will be wholly-owned by the Black Family. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Noir Acquisition and the Black Family the filing persons, treasury shares owned by MPW and shares held by dissenting shareholders, will be converted into the right to receive $2.55 in cash, without interest. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the Merger Agreement by holders of at least two-thirds of the outstanding shares of Common Stock

Concurrently with the filing of this Schedule 13E-3, MPW is filing with the SEC a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting of shareholders of MPW, at which MPW’s shareholders will consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement. The Proxy Statement is incorporated into this Statement by reference. The Merger Agreement is attached as Appendix A to the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning MPW was supplied by MPW, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than MPW was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and all appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be amended to reflect such amendment or completion of the Proxy Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is MPW Industrial Services Group, Inc. (“MPW”). MPW is an Ohio corporation with its principal place of business located at 9711 Lancaster Road, S.E., Hebron, Ohio 43025. MPW’s telephone number is (740) 927-8790.

(b) Securities.

The subject class of equity securities is MPW’s common shares, without par value (the “Common Stock”). There were 10,716,207 shares of Common Stock outstanding on June 7, 2006.

(c) Trading Market and Price.

The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR MPW’S COMMON STOCK” is incorporated herein by reference.

(d) Dividends.

The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR MPW’S COMMON STOCK” is incorporated herein by reference.

(e) Prior Public Offerings.

MPW has not made any underwritten public offering of the Common Stock during the past three years.

(f) Prior Stock Purchases.

The information set forth in the section of the Proxy Statement under the captions “SECURITIES OWNERSHIP” and “SPECIAL FACTORS – Background and Reasons – September 2000 to 2005” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

MPW is the subject company and a filing person. Noir Acquisition and Monte R. Black are filing persons. Mr. Black is the President and Chief Executive Officer of MPW and a director of MPW. MPW’s address and telephone number are provided in Item 2(a) above. The information set forth in the Proxy Statement under the caption “THE PARTIES” is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the Proxy Statement under the caption “THE PARTIES” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the caption “THE PARTIES” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE SPECIAL MEETING – Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS – Background and Reasons; – Certain Effects of the Merger; – Federal Income Tax Consequences of the Merger; and – Accounting Treatment” and “THE MERGER AGREEMENT – The Merger” is incorporated herein by reference.

(c) Different Terms.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MERGER AGREEMENT – The Merger” and “SPECIAL FACTORS – Certain Effects of the Merger and – Conflicts of Interest” is incorporated herein by reference.

(d) Appraisal Rights.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “RIGHTS OF DISSENTING SHAREHOLDERS” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Provisions for Unaffiliated Shareholders” is incorporated by reference.

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is incorporated by reference.

(b) Significant Corporate Events.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons” and “THE MERGER AGREEMENT” is incorporated by reference.

(c) Negotiations or Contacts.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons” and “THE MERGER AGREEMENT” is incorporated by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “INFORMATION CONCERNING THE SPECIAL MEETING,” “SPECIAL FACTORS – Financing the Merger” and “THE MERGER AGREEMENT” is incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Financing the Merger” and “THE MERGER AGREEMENT” is incorporated by reference.

(c) (1) – (8).

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Conflicts of Interest,” “SPECIAL FACTORS – Financing the Merger” and “THE MERGER AGREEMENT” is incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons” and “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons” and “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” is incorporated herein by reference.

(c) Reasons.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Plans for MPW After the Merger,” “SPECIAL FACTORS – Federal Income Tax Consequences of the Merger” and “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

(d) Effects.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Plans for MPW After the Merger” and “SPECIAL FACTORS – Federal Income Tax Consequences of the Merger” and “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING – Purpose of the Special Meeting” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS – Conflicts of Interest” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS – Conflicts of Interest” is incorporated herein by reference.

(c) Approval of Security Holders.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING – Purpose of the Special Meeting,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS – Conflicts of Interest” is incorporated herein by reference.

(d) Unaffiliated Representative.

The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background and Reasons” and “SPECIAL FACTORS – Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(e) Approval of Directors.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Background and Reasons” is incorporated herein by reference.

(f) Other Offers.

None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger” and “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” and “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

(c) Availability of Documents.

The full text of the fairness opinion of Stout Risius Ross, Inc. dated April 14, 2006, attached to the Proxy Statement as Appendix B, is incorporated herein by reference. The fairness opinion is also available for inspection and copying at MPW’s principal executive offices located at 9711 Lancaster Road, S.E., Hebron, Ohio 43025, during MPW’s regular business hours by any interested holder of Common Stock or representative of such holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Financing of the Merger” and “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Financing of the Merger” and “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

(c) Expenses.

The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

(e) Borrowed Funds.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Financing of the Merger” and “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Proxy Statement under the caption “SECURITIES OWNERSHIP” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Proxy Statement under the caption “SECURITIES OWNERSHIP” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING – Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS – Background and Reasons,” “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” and “SPECIAL FACTORS – Certain Effects of the Merger” is incorporated herein by reference.

(e) Recommendations of Others.

The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING – Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes,” “SPECIAL FACTORS – Background and Reasons” and “SPECIAL FACTORS – Noir Acquisition’s Purpose and Reasons for the Merger; Alternatives to the Merger” is incorporated herein by reference.

Item 13.	Financial Information.

(a) Financial Information.

The information set forth in the Proxy Statement under the captions “SUMMARY OF CONSOLIDATED FINANCIAL DATA OF MPW,” “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” is incorporated herein by reference. The information contained in the consolidated financial statements of MPW included in its Annual Report on Form 10-K for the year ended June 30, 2005, and its quarterly report on Form 10-Q for the quarter ended March 31, 2006, are incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “INFORMATION CONCERNING THE SPECIAL MEETING – Purpose of the Special Meeting; and – Proxy Solicitation” are incorporated herein by reference.

(b) Employees and Corporate Assets.

The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “INFORMATION CONCERNING THE SPECIAL MEETING – Purpose of the Special Meeting; and – Proxy Solicitation” are incorporated herein by reference.

Item 15.	Additional Information.

All of the information set forth in the Proxy Statement and each Appendix attached thereto is incorporated herein by reference.

Item 16.	Exhibits.

(a	)	(i)	Notice of Special Meeting of Shareholders of MPW Industrial Services Group, Inc. (1)

		(ii)	Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of MPW Industrial Services Group, Inc. (1)

		(iii)	Form of Letter to Shareholders filed with the Proxy Statement (1)

(b	)	(i)	Financing commitment of LaSalle Bank, N.A. dated April 4, 2006 (2)

		(ii)	Amended financing commitment of LaSalle Bank, N.A. dated May 11, 2006 (2)

(c	)	(i)	Fairness Opinion of Stout Risius Ross, Inc. (3)

		(ii)	Fairness Opinion Supplement of Stout Risius Ross, Inc. dated April 14, 2006 (4)

(d)	Agreement and Plan of Merger, dated as of April 14, 2006, between Noir Acquisition Corp. and MPW Industrial Services Group, Inc. (5)

(f)	(i) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “RIGHTS OF DISSENTING SHAREHOLDERS” is incorporated herein by reference.

(ii) Section 1701.85 of the Ohio Revised Code (6)

(g)	Not applicable.

(1)	Incorporated by reference to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(2)	Incorporated by reference to Exhibits 1 and 2 to the Schedule 13D filed by Monte R. Black on May 15, 2006.

(3)	Incorporated by reference to Appendix B to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(4)	Filed herewith.

(5)	Incorporated by reference to Appendix A to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(6)	Incorporated by reference to Appendix C to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2006

MPW INDUSTRIAL SERVICES GROUP, INC.

By:	/s/ Robert Valentine
Robert Valentine Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2006

NOIR ACQUISITION CORP.

By:	/s/ Monte R. Black
Monte R. Black Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2006

/s/ Monte R. Black
Monte R. Black

INDEX TO EXHIBITS

Exhibit	Description

(a)(i)	Notice of Special Meeting of Shareholders of MPW Industrial Services Group, Inc. (1)

(a)(ii)	Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of MPW Industrial Services Group, Inc. (1)

(a)(iii)	Form of Letter to Shareholders filed with the Proxy Statement (1)

(b)(i)	Financing commitment of LaSalle Bank, N.A. dated April 4, 2006 (2)

(b)(ii)	Amended financing commitment of LaSalle Bank, N.A. dated May 11, 2006 (2)

(c)(i)	Fairness Opinion of Stout Risius Ross, Inc. (3)

(c)(ii)	Fairness Opinion Supplement of Stout Risius Ross, Inc. dated April 14, 2006 (4)

(d)	Agreement and Plan of Merger, dated as of April 14, 2006, between Noir Acquisition Corp. and MPW Industrial Services Group, Inc. (5)

(f)(ii)	Section 1701.85 of the Ohio Revised Code (6)

(1)	Incorporated by reference to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(2)	Incorporated by reference to Exhibits 1 and 2 to the Schedule 13D filed by Monte R. Black on May 15, 2006.

(3)	Incorporated by reference to Appendix B to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(4)	Filed herewith.

(5)	Incorporated by reference to Appendix A to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.

(6)	Incorporated by reference to Appendix C to MPW’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 7, 2006.